Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700 (Phone)
(215) 988-2757 (Facsimile)
www.faegredrinker.com

March 4, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Ms. Valerie Lithotomas
Re:	The RBB Fund, Inc. (Registration No. 33-20827/811-5518) –

Response to Examiner Comments on Post-Effective

Amendment No. 268

Dear Ms. Lithotomas:

This letter responds to your comments to Post-Effective No. 268 (“PEA No. 268”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”) filed on November 23, 2020. PEA No. 268 seeks to register an unlimited number of shares in a new series of Registrant to be known as the Stance Equity ESG Large Cap Core ETF (the “Fund”). Terms not otherwise defined herein will have the same meaning as set forth in the Fund’s Registration Statement.

1.	Comment: Please delay effectiveness of the Registration Statement until all comments are resolved and the Fund has obtained an exemptive order to permit it to operate as a semi-transparent ETF (the “Blue Tractor Order”).

Response: The Registrant confirms that it will delay effectiveness of the Registration Statement as requested.

2.	Comment: Please tailor disclosure throughout the Registration Statement to confirm to the specific exemptive relief granted by the Blue Tractor Order, including the relevant conditions and representations contained in the exemptive application.

Response: The Registrant will tailor the disclosure as requested.

3.	Comment: Please bold the bullet-pointed language regarding how the ETF is different on the cover of the prospectus.

Response: Registrant will revise the Registration Statement as requested.

4.	Comment: Within the bullet-pointed language on the cover of the prospectus, please add specific cross-references to the page and section where investors will find more extensive strategy disclosure and risk factors on related topics. In addition, please add to the prospectus risk disclosure on Early Close/Trading Halt Risk and Authorized Participant Risk.

Response: Registrant will revise the Registration Statement as requested. On the cover of the prospectus, Registrant will revise the cross-references as follows: “For additional information regarding the unique attributes and risks of the ETF, see “Principal Investment Risks-Portfolio Reference Basket Structure Risk” in the Summary Section and “Additional Information about the Fund-Portfolio Reference Basket Structure Risk” below.”

The following disclosure will be added to “Secondary Market Trading Risk” in the Principal Investment Risks section of the Prospectus: “Trading may be halted because of market conditions or for reasons that, in the view of the Exchange, make trading in the Fund inadvisable. These may include: (a) the extent to which trading is not occurring in the securities and/or the financial instruments composing the Portfolio Reference Basket and/or Actual Portfolio; or (b) whether other unusual conditions or circumstances detrimental to the maintenance of a fair and orderly market are present.”

In addition, the following underlined language will be added to “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” in the Principal Risks section of the Prospectus:

Authorized Participants, Market Makers and Liquidity Providers Concentration Risk. Only an Authorized Participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of financial institutions that are institutional investors and may act as authorized participants (“APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Fund Shares may trade at a material discount to NAV and possibly face trading halts or delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions. Further, the Fund is utilizing a novel and unique structure, which may affect the number of entities willing to act as APs, market makers and/or liquidity providers. In periods of market volatility, APs, market makers and/or liquidity providers may be less willing to transact in Fund Shares.

The following new risk will also be added to the Principal Investment Risks section of the Prospectus:

Early Close/Trading Halt Risk. An exchange or market may close or issue trading halts on specific securities, or the ability to buy or sell certain securities or financial instruments may be restricted, which may result in the Fund being unable to buy or sell certain securities or financial instruments. In such circumstances, the Fund may be unable to rebalance its portfolio, may be unable to accurately price its investments, may incur significant tracking differences with its Index, and/or may incur substantial losses and may limit or stop purchases of the Fund.

5.	Comment: Please note that the Staff considers the term “Equity” to represent a focus on a specific investment strategy and therefore is covered by Rule 35d-1(a)(2) (the “Names Rule”) of the Investment Company Act of 1940, as amended (the “1940 Act”). Please adopt an 80% policy pursuant to the requirements of the Names Rule.

Response: Registrant has adopted and will disclose the following investment policy in its description of the Fund’s principal investment strategies: “The Fund will invest, under normal circumstances at least 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in exchange-traded equity securities of U.S. large capitalization issuers that meet environmental, social, and governance standards, as determined by Stance Capital, LLC.”

6.	Comment: Please revise the first sentence of the introduction to the expense table as follows: “This table describes the fees and expenses that you may pay if you buy, hold or sell shares of the Fund (“Shares”).”

Response: Registrant will revise the Registration Statement as requested.

7.	Comment: Please provide Staff with the completed fee table, giving adequate time for review and comment.

Response: Please see the completed fee table and expense example below:

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.95%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.95%
Fees Waived(2)	-0.10%
Total Annual Fund Operating Expenses After Fee Waiver	0.85%

(1) “Other Expenses” have been estimated to reflect expenses expected to be incurred during the current fiscal year.

(2) Under the terms of an expense limitation agreement entered into by The RBB Fund, Inc. (the “Company”) and Red Gate Advisers, LLC (the “Adviser”), the Adviser has contractually agreed to waive a portion of its unitary management fee for the first year of the Fund’s operations to the extent necessary to limit the Fund’s annual operating expenses (excluding brokerage commissions, taxes, interest expense, acquired fund fees and expenses, and any extraordinary expenses) to an amount not exceeding 0.85% annually of the Fund’s average daily net assets. The Adviser may recover from the Fund fees waived for a period of three years after such fees were incurred, provided that the repayments do not cause the Fund’s operating expenses (excluding brokerage commissions, taxes, interest expense, acquired fund fees and expenses, and any extraordinary expenses) to exceed 0.85% annually of the Fund’s average daily net assets, or, if less, the expense limitation that was in place at the time the fees were waived.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that: (1) your investment has a 5% return each year, and (2) the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$87	$293

8.	Comment: Please define what is meant by “primarily” in the first sentence of the “Principal Investment Strategies” section.

Response: As noted in response to Comment No. 5, Registrant has adopted a policy to invest at least 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in such securities.

9.	Comment: Please note that the Staff considers the term “Large Cap” to represent a focus on a specific investment strategy and therefore is covered by the Names Rule. Please adopt an 80% policy pursuant to the requirements of the Names Rule.

Response: As noted above, Registrant has adopted and will disclose the following investment policy in its description of the Fund’s principal investment strategies: “The Fund will invest, under normal circumstances at least 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in exchange-traded equity securities of U.S. large capitalization issuers that meet environmental, social, and governance standards, as determined by Stance Capital, LLC.”

10.	Comment: Please note that the Staff considers the term “ESG” to represent a focus on a specific investment strategy and therefore is covered by the Names Rule. Please adopt an 80% policy pursuant to the requirements of the Names Rule.

Response: As noted above, Registrant has adopted and will disclose the following investment policy in its description of the Fund’s principal investment strategies: “The Fund will invest, under normal circumstances at least 80% of the value of its net assets (plus the amount of any borrowings for investment purposes) in exchange-traded equity securities of U.S. large capitalization issuers that meet environmental, social, and governance standards, as determined by Stance Capital, LLC.”

11.	Comment: Please supplementally submit the methodology for the non-transparent ETF.

Response: As described in the Registration Statement, the Fund will disclose a Portfolio Reference Basket generated each day by a proprietary algorithmic process that is designed to closely track the daily performance of the Fund’s Actual Portfolio on any given trading day. The proprietary algorithmic process will be applied to the Fund’s Actual Portfolio on a daily basis to generate the Portfolio Reference Basket. As described in the application for the Blue Tractor Order, the Portfolio Reference Basket construction process has four key elements:

•	Same securities as the portfolio. The Portfolio Reference Basket will contain all of the names of the securities in the Actual Portfolio, and only the securities that are in the Actual Portfolio (and also could contain cash to represent the Fund’s holdings of cash).
•	Substantial overlap with portfolio assets. The Portfolio Reference Basket will have a minimum weightings overlap of 90% with the Fund portfolio assets at the beginning of each trading day. The precise percentage of aggregate overlap in weightings from 90% to 100% will be randomly generated each day and will not be disclosed.

•	Guardrails on weightings deviations of individual securities. The potential deviation in the weightings of specific securities and cash positions in the Portfolio Reference Basket from the weightings of those specific securities and cash positions in the Actual Portfolio as of the beginning of each trading day will be subject to a publicly disclosed maximum deviation (e.g., 2%) (the Guardrail Amount). The Guardrail Amount will ensure that no individual security in the Portfolio Reference Basket will be overweighted or underweighted by more than the publicly disclosed percentage when compared to the actual weighting of each security within the Fund portfolio as of the beginning of each trading day.
•	Correlated performance. After randomly determining the specific overlap amount for a given day, the algorithm will generate the weightings of the specific securities in the Portfolio Reference Basket within the specified Guardrail Amount and with the goal of maximizing the correlation between the Portfolio Reference Basket and the Actual Portfolio.

12.	Comment: Please explain in additional detail the due diligence/data source documents that will be analyzed in evaluating companies' ESG performance, including direct engagement with management. Please confirm whether any third party data/scoring providers will be used, and, if yes, please name the primary providers as well as any related risks.

Response: The second paragraph of the Principal Investment Strategies section of the Prospectus will be revised as follows:

In identifying investments for the Fund, the Sub-Adviser utilizes three independent processes. First, the Sub-Adviser applies a rules-based ESG methodology ~~to~~ which seeks to identify the top 50% from each industry and sub-industry in the universe of large capitalization companies, except that companies who have engaged in weapons, tobacco, or thermal coal, are excluded from consideration. ~~and identifies companies that successfully manage~~ The top 50% is then quantitatively scored on up to 21 sustainability-related key performance indicators (“KPIs”) such as energy productivity, carbon intensity, water dependence, waste profile and KPIs relating to governance, including capacity to innovate, unfunded pension fund liabilities, chief executive officer/average worker pay, safety performance, employee turnover, leadership diversity, percentage tax paid, and percent of bonus linked to sustainability performance. The Sub-Adviser utilizes data feeds from trusted third parties with expertise in specific KPI areas. The primary external data source is Corporate Knights Research. ~~Companies who have engaged in weapons, tobacco, or thermal coal, are excluded from consideration.~~ Second, the Sub-Adviser applies a machine learning model which uses financial, risk, and other factors to identify companies that are most likely to outperform both in absolute returns and in risk adjusted returns over the next quarter. In the final process, the portfolio is optimized to minimize tail risk and maximize diversification The Sub-Adviser generally re-balances the portfolio quarterly. Positions are sold quarterly if the Sub-Adviser decides they are no longer optimal in the portfolio.

In addition, the following risk will be added to the Principal Investment Risks section of the Prospectus:

Model Risk. The Fund seeks to pursue its investment objective by using proprietary models that incorporate quantitative analysis. Investments selected using these models may perform differently than as forecasted due to the factors incorporated into the models and the weighting of each factor, changes from historical trends, and issues in the construction and implementation of the models (including, but not limited to, software issues and other technological issues). There is no guarantee that the Sub-Adviser’s use of these models will result in effective investment decisions for the Fund. The information and data used in the models may be supplied by third parties. Inaccurate or incomplete data may limit the effectiveness of the models. In addition, some of the data that the models use may be historical data, which may not accurately predict future market movement. There is a risk that the models will not be successful in selecting investments or in determining the weighting of investment positions that will enable the Fund to achieve its investment objective.

13.	Comment: Please review the use of “semi-transparent” versus “non-transparent” in the Registration Statement and revise as necessary to use consistent terminology throughout.

Response: Registrant confirms that “semi-transparent” has been consistently used throughout the Registration Statement. Therefore, no changes have been made in response to this comment.

14.	Comment: Please disclose the transparency substitute in the Registrant. For example, the “Dynamic SSR Portfolio.”

Response: Registrant disclosed that in the Registration Statement that the “Portfolio Reference Basket” is the portfolio transparency substitute. Therefore, no changes have been made in response to this comment.

15.	Comment: Please discuss the guardrail amount in the paragraph “Semi-Transparent Actively-Managed ETF with Portfolio Reference Basket Structure” within the Principal Investment Strategies section in the Prospectus.

Response: Registrant will add the following additional disclosure to the referenced paragraph:

The Fund also discloses the maximum deviation between the weightings of the specific securities in the Portfolio Reference Basket and the weightings of those specific securities in the Actual Portfolio, as well as between the weighting of the respective cash positions (the “Guardrail Amount”). The Guardrail Amount is intended to ensure that no individual security in the Portfolio Reference Basket will be overweighted or underweighted by more than the publicly disclosed percentage when compared to the actual weighting of each security within the Actual Portfolio as of the beginning of each trading day.

16.	Comment: Please organize all risks related to the Portfolio Reference Basket Structure at the beginning of the Principal Risks section.

Response: Registrant will revise the Principal Risks section so that “Portfolio Reference Basket Structure Risk” is the first risk and “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk”, “Cash Transactions Risk”, “Secondary Market Trading Risk”, “Shares May Trade at Prices Other Than NAV”, and “Limitations of Intraday Indicative Value (IIV) Risk” are included as sub-risks.

17.	Comment: Please list the order of risks in the summary section in order of importance, rather than in alphabetical order.

Response: The Registrant recognizes the SEC’s Guidance (ADI 2019-08). The sections of the Prospectus disclosing principal risks comply with Form N-1A requirements, and all of the risks listed in the summary section are risks that the Registrant has determined to be principal that may adversely affect the Fund’s net asset value, yield, total return and ability to meet its investment objective. Registrant further believes that displaying the risk factors in alphabetical order facilitates finding particular risks and comparing them with other funds. Nevertheless, to accommodate the request of the Staff, the principal risks will be reordered so that all risks related to the Portfolio Reference Basket Structure will be listed first. We note that there is no clear standard in Form N-1A as to how to determine the importance of various principal risks.

18.	Comment: Please add risk disclosure that fewer APs may want to participant during times of market volatility due to the unique/novel nature of the Fund.

Response: Registrant will add the following additional risk disclosure to the “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk”: “Further, the Fund is utilizing a novel and unique structure, which may affect the number of entities willing to act as APs, market makers and/or liquidity providers. In periods of market volatility, APs, market makers and/or liquidity providers may be less willing to transact in Fund Shares.”

19.	Comment: In the fourth sentence of “Environmental, Social, and Governance Investing Risk” in the Principal Investment Risk section of the Prospectus and of “ESG Investment Risk” in the Additional Principal Risk Information section of the Prospectus, it says, “The Fund’s results may be lower than other funds...” Please revise to “The Fund’s returns may be lower than other funds...”

Response: Registrant will revise the referenced sentences as requested.

20.	Comment: Please include the phrase "societal impact outcome" in the principal strategies with a definition or rephrase “Environmental, Social, and Governance Investing Risk” to remove consistent with the discussion of the Fund’s strategy.

Response: Registrant will revise the last two sentences of “Environmental, Social, and Governance Investing Risk” as follows to remove the phrase “societal impact outcome”: “The Fund seeks to identify companies that it believes may have higher ESG ratings, but investors may differ in their views of ESG characteristics. As a result, the Fund may invest in companies that do not reflect the beliefs and values of any particular investor.”

21.	Comment: Please ensure that the language in “Portfolio Reference Basket Structure Risk” closely tracks the exemptive relief in the Blue Tractor Order. For example, please disclose the specific thresholds that will trigger the Adviser to call a meeting of the Fund’s Board to consider remedial actions. In addition, please add a discussion of intraday indicative value risk.

Response: Registrant will revise the language in “Portfolio Reference Basket Structure Risk” in the Summary Section as follows:

Portfolio Reference Basket Structure Risk. Unlike traditional ETFs that provide daily disclosure of their portfolio holdings, the Fund ~~does not disclose the daily holdings of the Actual Portfolio.~~ discloses daily the identities of all portfolio holdings, but not the exact quantities or weightings. Instead, the Fund discloses a Portfolio Reference Basket generated each day by a proprietary algorithmic process that is designed to closely track the daily performance of the Fund’s Actual Portfolio on any given trading day. Although the Portfolio Reference Basket and Portfolio Reference Basket Disclosures are intended to provide authorized participants and other market participants with enough information to allow them to engage in effective arbitrage transactions that will help keep the market price of the Shares trading at or close to the underlying NAV per Share of the Fund, there is a risk that market prices will vary significantly from the underlying NAV of the Fund, which may be heightened during periods of market disruption or volatility. Similarly, Shares may trade at a wider bid/ask spread than shares of traditional ETFs and may therefore be more costly for investors to trade, which may be heightened during periods of market disruption or volatility. Additionally, the Portfolio Reference Basket structure itself may result in additional trading costs because the Fund may receive or deliver holdings in different weightings on any given day than the weightings of the Fund’s Actual Portfolio, which may result in portfolio turnover, and related transaction costs, to re-align the Actual Portfolio with the Fund’s intended investment strategy. In addition, although the Fund seeks to benefit from keeping its Actual Portfolio secret, market participants may attempt to use the Portfolio Reference Basket to identify the Fund’s trading strategy, which if successful, could result in such market participants engaging in certain predatory practices, such as front-running the Fund’s trading activity or free-riding on the Fund’s investment strategy, that may potentially harm the Fund and its shareholders. There can be no assurance that the Portfolio Reference Basket structure will operate as intended. The Portfolio Reference Basket structure is novel and not yet proven as an effective arbitrage mechanism. The effectiveness of the Portfolio Reference Basket structure as an arbitrage mechanism is contingent upon, among other things, the effectiveness of the proprietary algorithmic process employed to create a Portfolio Reference Basket that performs in a manner substantially identical to the performance of the Fund’s Actual Portfolio and the willingness of authorized participants and other market participants to trade based on the Portfolio Reference Basket. In the event that the Portfolio Reference Basket structure does not result in effective arbitrage opportunities in the Fund Shares, the Fund may exhibit wider premiums/discounts, bid/ask spreads and tracking error (relative to the Actual Portfolio) than traditional ETFs. ~~At certain thresholds for such premiums/discounts, bid/ask spreads and tracking error, the Adviser may recommend possible remedial measures to the Fund’s Board, which may include, but are not limited to, liquidation of the Fund.~~ For at least the first three years after launch of the Fund, if the tracking error exceeds 1%, or if, for 30 or more days in any quarter or 15 days in a row, the absolute difference between either the closing price or the mid-point of the highest bid and lowest offer at the time of calculation of the NAV (the “Bid/Ask Price”), on one hand, and NAV, on the other, exceeds 2.00% or the bid/ask spread exceeds 2.00%, the Adviser will recommend appropriate remedial measures to the Board of Directors (the “Board”) of The RBB Fund, Inc. (the “Company”) for its consideration, which may include, but are not limited to, liquidation of the Fund.

In addition, the following additional risk will be added as a new sub-risk to “Portfolio Reference Basket Structure Risk” in the Summary Section:

Limitations of Intraday Indicative Value (IIV) Risk. Neither the Fund nor the Exchange intends to disseminate the approximate share value of the Fund’s Portfolio Reference Basket, but arbitrageurs and market participants could use the component securities in the Portfolio Reference Basket to calculate intraday values that approximate the value of the Actual Portfolio (the “intraday indicative value” or “IIV”). Any such IIV should not be viewed as a ‘‘real-time’’ update of the NAV per share of the Fund because (i) the IIV is not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day, (ii) the calculation of NAV may be subject to fair valuation at different prices than those used in the calculations of the IIV, (iii) unlike the calculation of NAV, the IIV does not take into account Fund expenses, and (iv) the IIV is based on the Portfolio Reference Basket and not on the Fund’s Actual Portfolio. The Fund, the Adviser and their affiliates are not involved in, or responsible for, any aspect of the calculation or dissemination of the Fund’s IIV, and the Fund, the Adviser and their affiliates do not make any warranty as to the accuracy of these calculations.

22.	Comment: Please add a section regarding Additional Principal Strategy Information. In that section, please disclose per the Blue Tractor Order:

(i) “Given that this structure is unlike existing active ETFs, the Adviser will monitor on an on-going basis how shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions.”

(ii) “For at least the first three years after launch, Adviser will promptly call a meeting of the Board (and will present to the Board for its consideration, recommendations for appropriate remedial measures), and the Board will promptly meet, if the tracking error exceeds 1%, or if, for 30 or more days in any quarter or 15 days in a row, the absolute difference between either the closing price or the Bid/Ask Price, on one hand, and NAV, on the other, exceeds 2.00% or the bid/ask spread exceeds 2.00%. In such a circumstance, the Board will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to among other things, narrow the premium/discount or spread, or tracking error, as applicable. The Board will then decide whether to take any such action. Potential actions may include, but are not limited to, changing lead market makers, listing the Fund on a different Exchange, changing the size of Creation Units, changing the Fund’s investment objective or strategy, and liquidating the Fund.”

Response: The following will be added to the section “Additional Information About the Fund”:

Additional Principal Strategy Information

Unlike traditional ETFs that provide daily disclosure of their portfolio holdings, the Fund discloses the identities of all portfolio holdings daily, but not the exact quantities or weightings. Instead, the Fund discloses a Portfolio Reference Basket generated each day by a proprietary algorithmic process that is designed to closely track the daily performance of the Fund’s Actual Portfolio on any given trading day. A description of the policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Statement of Additional Information (“SAI”).

Given that this structure is unlike fully-transparent active ETFs, the Adviser will monitor on an on-going basis how Shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions. For at least the first three years after launch of the Fund, the Adviser will promptly call a meeting of the Board (and will present to the Board for its consideration, recommendations for appropriate remedial measures), and the Board will promptly meet, if the tracking error (relative to the Actual Portfolio) exceeds 1%, or if, for 30 or more days in any quarter or 15 days in a row, the absolute difference between either the closing price or the Bid/Ask Price, on one hand, and NAV, on the other, exceeds 2.00% or the bid/ask spread exceeds 2.00%. In such a circumstance, the Board will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to among other things, narrow the premium/discount or spread, or tracking error, as applicable. The Board will then decide whether to take any such action. Potential actions may include, but are not limited to, changing lead market makers, listing the Fund on a different exchange, changing the size of Creation Units, changing the Fund’s investment objective or strategy, and liquidating the Fund.

23.	Comment: Please add risk disclosure regarding reverse engineering.

Response: Registrant will add the following additional risk disclosure to the Prospectus:

Predatory Trading Practices Risk. Although the Fund seeks to benefit from keeping its portfolio holdings information secret, market participants may attempt to use the Portfolio Reference Basket and related Portfolio Reference Basket Disclosures to identify the Fund’s holdings and trading strategy. If successful, this could result in such market participants engaging in predatory trading practices that could harm the Fund and its shareholders. The Portfolio Reference Basket and related Portfolio Reference Basket Disclosures have been designed to minimize the risk that market participants could “reverse engineer” the Fund’s portfolio and investment strategy, but they may not be successful in this regard.

24.	Comment: Please add additional risk disclosure around the possibility of trading halts for the Fund’s Shares.

Response: As noted in response to Comment No. 4, additional disclosure regarding trading halts will be added to “Secondary Market Trading Risk” in the Principal Investment Risks section of the Prospectus. In addition, the following underlined language will be added to “Secondary Market Trading Risk” in the Additional Principal Risk Information section of the Prospectus:

Secondary Market Trading Risk. Although the Fund’s Shares are listed for trading on the Exchange and may be listed or traded on U.S. and non-U.S. stock exchanges other than the Exchange, there can be no assurance that an active trading market for Shares will develop or be maintained. ~~Trading in the Fund’s Shares may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable.~~ Trading may be halted because of market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. These may include: (a) the extent to which trading is not occurring in the securities and/or the financial instruments composing the Portfolio Reference Basket and/or Actual Portfolio; or (b) whether other unusual conditions or circumstances detrimental to the maintenance of a fair and orderly market are present. If the Exchange becomes aware that the NAV, Portfolio Reference Basket, or Actual Portfolio is not disseminated to all market participants at the same time, the Exchange shall halt trading in such series until such time as the NAV, Portfolio Reference Basket, or Actual Portfolio is available to all market participants at the same time. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to Exchange “circuit breaker” rules, which temporarily halt trading on the Exchange. Additional rules applicable to the Exchange may halt trading in Shares when extraordinary volatility causes sudden, significant swings in the market price of Shares. If a trading halt or unanticipated early closing of the Exchange occurs, a shareholder may be unable to purchase or sell Shares of the Fund. Trading halts may have more effect on the Fund because of its semi-transparent structure. There can be no assurance that Shares will trade with any volume, or at all, on any stock exchange. In stressed market conditions, the liquidity of the Fund’s Shares may begin to mirror the liquidity of the Fund’s underlying holdings, which can be significantly less liquid than the Fund’s Shares. This adverse effect on liquidity for the Fund’s Shares in turn could lead to differences between the market price of the Shares and the underlying value of those Shares.

25.	Comment: Please disclose that trading halts may have more effect on this Fund because it is not fully transparent.

Response: Registrant will add this disclosure, as noted in response to Comment No. 24 above.

26.	Comment: Please add to the following to the end of “Secondary Market Trading Risk”: “This adverse effect on liquidity for the Fund’s Shares in turn could lead to differences between the market price of the Shares and the underlying value of those Shares.”

Response: Registrant will add this disclosure, as noted in response to Comment No. 24 above.

27.	Comment: In the section “Share Trading Prices on the Exchange”, please specifically address (a) what the calculation includes and does not include (e.g., operating fees or other accruals), and (b) what types of values are used for underlying holdings. Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of fund shares.

Response: Registrant will replace the referenced section with the following:

Trading prices of Fund Shares on the Exchange may differ from the Fund’s daily NAV. Market forces of supply and demand, economic conditions and other factors may affect the trading prices of Shares. Neither the Fund nor the Exchange intends to disseminate the approximate share value of the Fund’s Portfolio Reference Basket, but arbitrageurs and market participants could use the component securities in the Portfolio Reference Basket to calculate intraday values that approximate the value of the Actual Portfolio (the “intraday indicative value” or “IIV”). Intraday pricing information for all constituents of the Portfolio Reference Basket for the Fund that are exchange-traded, which includes all eligible instruments except cash and cash equivalents, will be available on the exchanges on which they are traded and through subscription services. Intraday pricing information for cash equivalents will be available through subscription services and/or pricing services. Any such IIV should not be viewed as a ‘‘real-time’’ update of the NAV per share of the Fund because (i) the IIV is not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day, (ii) the calculation of NAV may be subject to fair valuation at different prices than those used in the calculations of the IIV, (iii) unlike the calculation of NAV, the IIV does not take into account Fund expenses, and (iv) the IIV is based on the Portfolio Reference Basket and not on the Fund’s Actual Portfolio.

28.	Comment: Please be consistent and use “non-transparent” versus “semi-transparent” throughout in the Registration Statement.

Response: As noted in response to Comment No. 13, the term “semi-transparent” has been used throughout the Registration Statement. This is consistent with other ETFs relying on the Blue Tractor Order. Therefore, no changes have been made to the Registration Statement in response to this comment.

29.	Comment: In the section “Disclosure of Portfolio Holdings”, please also disclose that website will show, per share, the prior business day’s NAV and the closing price or the Bid/Ask Price, and a calculation of the premium or discount of the closing price or Bid/Ask Price against such NAV. Please also detail other information that will be provided on website regarding premiums/discounts that ETFs may be required to provide under the 1940 Act and the rules thereunder. Please see Rule 6c-11.

Response: The section “Disclosure of Portfolio Holdings” already discloses that “information regarding the Fund’s NAV, market price, premiums and discounts, and bid/ask spreads” is available at the website. In addition, additional detail regarding the premium/discount information available on the website is provided in the section “Premium/Discount Information.” Therefore, no changes have been made to the Registration Statement in response to this comment.

30.	Comment: Please disclose that an investor may incur costs attributable to bid-ask spread.

Response: Registrant will add the following disclosure to the section “Purchase and Sale of Fund Shares”: “An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase shares (bid) and the lowest price a seller is willing to accept for shares (ask) when buying or selling shares in the secondary market.”

31.	Comment: Please file the license agreement with Blue Tractor as an exhibit to the Registration Statement.

Response: The Fund does not have a license agreement with Blue Tractor Group LLC. Red Gate Advisers, LLC has an agreement with Blue Tractor Group, LLC to use its Shielded Alpha® Platform. Because the Fund is not a party to the agreement, it is not required to be filed as an exhibit to the Registration Statement pursuant to Item 28(h) of Form N-1A.

32.	Comment: In the Statement of Additional Information, it states that the Fund’s investments are limited to, among other investments, “common stocks listed on a foreign exchange that trade on such exchange contemporaneously with the Fund’s shares.” Please supplementally confirm which foreign markets the Fund considers to trade “contemporaneously” with the Fund’s Shares.

Response: Registrant included the referenced language in order to provide a fulsome description of the Blue Tractor Order. The Fund does not intend to invest in common stocks listed on any foreign exchange.

33.	Comment: In the “Investment Restrictions” section of the SAI, please add disclaimer language that the Fund is bound by the terms of the Blue Tractor Order.

Response: Registrant will add the following language immediately prior to the list of fundamental investment restrictions: “Notwithstanding the fundamental and non-fundamental investment restrictions provided below, the Fund’s investments and operations will be limited by the terms and conditions of the Order.”

34.	Comment: Please discuss the Adviser’s and the Board’s responsibility for oversight of the Fund’s trading under the Blue Tractor Order.

Response: The following additional disclosure will be added to the end of the “Fund History” section of the SAI:

The publication of the Portfolio Reference Basket is not the same level of transparency as the publication of the full portfolio by a fully transparent active ETF, and could cause the Fund’s Shares to have wider spreads and larger premiums/discounts than would be seen for a fully transparent active ETF using the same investment strategies. Given that this structure is unlike traditional active ETFs, the Adviser will monitor on an on-going basis how Shares trade, including the level of any market price premium or discount to NAV and the bid/ask spreads on market transactions. For at least the first three years after launch of the Fund, the Adviser will promptly call a meeting of the Fund’s Board of the Directors (the “Board”) (and will present to the Board for its consideration, recommendations for appropriate remedial measures), and the Board will promptly meet, if the tracking error (relative to the Actual Portfolio) exceeds 1%, or if, for 30 or more days in any quarter or 15 days in a row, the absolute difference between either the closing price or the mid-point of the highest bid and lowest offer at the time of calculation of the NAV (the “Bid/Ask Price”), on one hand, and NAV, on the other, exceeds 2.00% or the bid/ask spread exceeds 2.00%. In such a circumstance, the Board will consider the continuing viability of the Fund, whether shareholders are being harmed, and what, if any, action would be appropriate to among other things, narrow the premium/discount or spread, or tracking error, as applicable. The Board will then decide whether to take any such action. Potential actions may include, but are not limited to, changing lead market makers, listing the Fund on a different Exchange, changing the size of Creation Units, changing the Fund’s investment objective or strategy, and liquidating the Fund.

35.	Comment: Please clarify that the securities that constitute the Deposit Securities and the Fund Securities will be the same as the Fund’s Portfolio Reference Basket, except to the extent that the Fund requires purchases and redemptions to be made entirely or in part on a cash basis.

Response: Registrant will add the following to the section “Purchase and Issuance of Creation Units – Fund Deposit” in the SAI: “Unless the Fund has authorized a custom basket (as defined below), the names and quantities of the instruments that constitute the Deposit Securities will be the same as the Portfolio Reference Basket except to the extent that the Fund requires purchases and redemptions to be made entirely or in part on a cash basis.”

In connection with an application to amend the Blue Tractor Order, the following will also be added to the referenced section in the SAI:

Pursuant to the Order, the Fund may permit or require the Fund Securities to differ from the Portfolio Reference Basket under certain circumstances. In such circumstances, the Fund may use a “custom basket” that includes instruments not in the Portfolio Reference Basket or are included in the Portfolio Reference Basket in different weightings. The Fund has adopted policies and procedures in accordance with Rule 6c-11 that govern the construction and acceptance of custom baskets. These policies and procedures provide detailed parameters for the construction and acceptance of custom baskets, including the process for any revisions to, or deviations from, those parameters. A custom basket may only be used when it is in the Fund’s best interests to do so, which may include implementing changes in the Fund’s portfolio, increasing the Fund’s tax efficiency, and for other reasons. When the Fund uses a custom basket, the names and/or quantities of the instruments that constitute the Deposit Securities will differ from the Portfolio Reference Basket.

36.	Comment: In the “Purchase and Redemption of Creation Units – Cash Redemption Method” in the SAI, please disclose that costs could include brokerage costs or taxable gains or losses that Fund might not have incurred if it had made redemption in-kind. In addition, please disclose that these costs could decrease the Fund’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: Registrant will add the following disclosure at the end of the referenced section: “The Fund may incur costs such as brokerage costs or taxable gains or losses that the Fund might not have incurred if the redemption had been made in-kind. These costs may decrease the Fund’s NAV to the extent that the costs are not offset by a transaction fee payable by an authorized participant. Shareholders may be subject to tax on gains they would not otherwise have been subject to and/or at an earlier date than if the Fund had effected redemptions wholly on an in-kind basis.”

37.	Comment: Please confirm that the Registrant will confirm with the rule requiring investment companies to hyperlink exhibits that are incorporated by reference.

Response: Registrant confirms that it will hyperlink exhibits incorporated by reference as required.

38.	Comment: Please file the Authorized Participant Agreement as an exhibit.

Response: Registrant will file the Authorized Participant Agreement as an exhibit.

* * * * * *

The preceding comments and related responses have been provided by and discussed with management of the Registrant. The disclosures responsive to these comments will be contained in Post-Effective Amendment No. 272.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely,

/s/ Jillian L. Bosmann
Jillian L. Bosmann